CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

April 14, 2006

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy, Esq.

Dear Ms. Hardy:

Re:	China Energy Corporation
Registration Statement on Form SB-2 - Amendment No. 1
Commission File No. 333-128608

Thank you for your letter and comments dated October 21, 2005. We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 1 to the Registration Statement on Form SB-2 for China Energy Corporation, the "Company"), which has been amended pursuant to your comments.

Responses to each comment are referenced to the changes made in the Form SB2/A.

The corresponding answers to your questions are as follows:

General

1.	We have been advised by Chinese counsel that there are no restrictions on foreign ownership of our business.

2.	Our agents in Vancouver assist in facilitating our US filings. Our agents act under instructions of management and do not have any management making responsibilities.

3.	We revised the information in the appropriate places.

4.	We have attached maps showing access to properties. Please refer to ¡¡ãDescription of Property and Exhibit 99.16a though 99.6f.

5.	The information requested has been included throughout the registration statement.

Registration Statement Cover Page

6.	We do not conduct our operations in the US and therefore have not applied for an identification number.

7.	The registration number is now added.

8.	The name and telephone number for agent for service is added.

9.	Disclosure has been revised revise to disclose the range of prices at which the selling shareholders will sell the shares.

10.	Revised to state that Selling shareholders will receive proceeds in the officer. Officers and Directors are not offering any portion of their shares.

Prospectus Summary About Us

11.	The word “expropriate” has been replaced with “produce”.

12.	We have included 3 years data of coal purchased from external sources compared to what was produced by the company.

The thermoelectric heating service is part of a co-generation and separate process.

13.	Heat Power is not a regulated utility company and therefore such regulations are only applicable to the entity providing service to the end users. Inner Mongolia Electric Power Co., Ltd. is subject to these applicable rules and regulations consisting of compliance to safety and environmental standards and pricing structures set by the Inner Mongolia Government.

Inner Mongolia Tehong Coal Group Co., Ltd. (“Coal Group”)

14. The coal rank is lignite and used almost exclusively for steam electric generation.

Inner Mongolia Zhunger Heat Power Co., Ltd. (“Heat Power”)

15.	Heat power currently does not service steam or hot water, only heating requirements. It services all private dwellings, municipal facilities, factories and all living spaces.

XueJiaWan Expansion consists of refurbishment of existing heating facilities which were inefficient in its coverage to areas and establishment of electrical generation facilities. The Autonomous Region Planning & Reform Committee appointed Heat Power in 2003 to establish a thermoelectric plant providing heating and electricity capable of expanding coverage in the area serving a larger population base.

The market we operate in

16.	This section has been moved to “Description of Business” Section.

17.	We have revised our disclosure as follows:

Currently China’s demand for coal far exceeds supply. Under these current conditions with the demand gap for coal nation-wide, and to ensure sufficient quantities for its contracted customers, in addition to our own production, we also rely upon suppliers to meet a volume of our commitments.

Source - China Coal Industry Association.

          "China coalmines produced almost 2.0 billion tons of coal last year, representing a year-on-year rise of 13.2% . That's almost 10 times the annual production of Australia's coal industry - the world's largest exporter.

          Despite this, China's has a coal shortage that is expected to grow this year as supply fails to keep pace with mounting demand, according to a senior official from the China Coal Industry Association. Pu Hongjiu, deputy director of the association, said the nation's coal consumption is expected to increase this year by 120 million tons to 2.1 billion tons - a rise of 6%. That is slower than last year's growth of 12% and demand will continue to outpace supply"

          Given these demands, we expect to expand our production capacity in the next 2 years to reach 2% of Inner Mongolia's total annual coal output, accounting for 0.3% of all coal sources in all of China.

Differing Legal Systems

18.	Civil action against persons in China maybe difficult because Legal systems are readily revised, and new laws put into effect among different sectors of government and such laws may be contradictory and therefore may not be enforceable. The legal system in China is currently in its development stages.

19.	We have removed reference to various PRC laws which appears to set forth legal conclusions.

The Offering

20.	We have reconciled the statement that the shares offered are held by a principal shareholder and officers and directors, with the selling shareholder table. Please note that there was an error made and only 5% principle shareholders are offering their shares. No officers or directors are offering their shares.

21.	We are offering 32,495,217 shares of our common stock at a price of $0.19 per share under Rule 415 of the Securities Act of 1933. The offering pertains ONLY to shares which are to be offered or sold solely by or on behalf of a person or persons other than the Company, our subsidiaries or a person of which the registrant is our subsidiaries.

History and results of operations

22.	We have revised our disclosure to state that China Energy was a shell company until the Share Exchange Agreement was entered into. We have clarified the subsidiaries we are referring to.

23. We have deleted the language regarding your business strategy.

Risk Factors

24.	The 1st paragraph of the risk factors section has been removed.

25.	We have included a risk factor stating that management lacks technical training and experience with exploring for, starting, and/or operating a mine.

26.	We have revised our risk factors to reflect these recommendations. Please note that the Dalu expansion project has been disapproved by the Government and therefore we have removed references to this project in the registration statement.

27.	We have included additional risk factor to address your suggestions.

Selling Security Holders

28.	We have further described the share exchange agreement and how the selling shareholders acquired their shares in Coal Group and Heat Power. There were no promoters involved in this transaction.

29.	Revised to reflect relationship with WenXiang Ding. WenHua Ding and YanHua are the brother and spouse of WenXiang Ding. It was stated that Qun Ding was the spouse of WenXiang Ding in error. Qun Ding has no family relationship to WenXiang Ding. There are no other relationships among the stockholders and officers and directors of the company.

30.	The following are all natural persons who share beneficial ownership with the non- public entities listed:

Shareholders of Hangzhou Dayuan Group Co., Ltd are Li Weijun, ,Yu Jianping, Wu Weidong, Gao Zhixiang, Ma Zhiming, Lin Xia, Qin Lihong, Jin Lu, Zhang Yong, Chai Meichang, and Gao Hualiang

Shareholders of Xinghe County Haifu Coal Transportation & Sale Co., Ltd are Zhang Liguo, Zhang Junfa, and Yang Peixiu,

31.	None of the selling shareholders are broker dealers or have arrangements to dispose of their securities.

Plan of Distribution

32.	We confirm that selling shareholders will not distribute their shares to 3rd parties. This paragraph stating that selling shareholders may distribute their shares to one or more of their partners, who may distribute shares has been removed.

33.	We have revised this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Directors, Executive Officers, Promoters and Control Persons

34.	We have revised our disclosure to state each person's technical training; business experience during the past five years; approximate percent of time that the officers worked on affairs of the company this last year, and the current weekly number of hours spent on the company by each of your officers and directors; and other significant responsibilities that they currently have with other companies.

35.	We have revised to state Yanhua Li as the spouse of WenXiang Ding.

Security Ownership of Certain Beneficial Owners and Management

36.	We have revised total to 12,504,783 for officers and directors as a group including all the shares beneficially owned by Mr. Ding. (7,393,225 owned directly, 703,786 held by spouse, 4,407,572 held by son, 200 held by CFO).

Organization within the Last Five Years

37.	We have revised our disclosure to discuss he business of our subsidiaries within the past 5 years.

38.	Peter Khean resigned on Nov. 5, 2004. The Share Exchange agreement was signed and made effective Nov. 30, 2004. Mr. Khean was paid on a retainer basis for costs involved in formation of the Company. There were no promoters involved in this transaction.

39.	We have removed all references to the value of the Coal Group and Heat Power throughout the registration statement.

40.	We have revised disclosure regarding the Share Exchange Agreement as follows:

The Share Exchange Agreement stipulates that the Company endeavors to raise $10,000,000 for expansion of operations of Coal Group and Heat Power. Current projects such as the XueJiaWan Expansion consisting of construction of thermoelectric plants have been funded solely by shareholder loans. Heat Power does not foresee any additional projects requiring substantial investment in the near future other than to maintain its current level of operations.

For Coal Group, expansion of mining capabilities are currently in the planning stages where funding will be provided by shareholder and bank loans and funds raised in the public market in equal proportion. The cost of the expansion will be approximately $10,000,000. The Company expects to engage the services of a promotion and investor relations group when it receives trading status on the OTCBB to assist it in raising the necessary funding over a period of time. Currently no agreement has been entered into with any promoters or investor relations groups. There were no fees paid or any type of consideration received by promoters as a result of the Share Exchange Agreement.

41.	There was an error and Exhibit 10.3 should read 10.7 regarding the purchase contract for the mine. Business Development

42.	We have revised our disclosure to state the affiliation of the current officers and directors with Coal Group and Heat Power prior to the share exchange agreement.

43.	We have revised our discussion on ownership structure.

44.	We have accounted for our investment in Li Tai Coking Co., Ltd at cost. We have not used the equity method as the tests specified in Rule 310(b)(2)(iii) have produced results that are not significant. Results of these tests are as follows:

% of Consolidated Assets, Income, Equity, or Income from Continuing Operations
Assets	12.8%
Equity	16.7%
Net Income from Continuing Operations	1.5%

Coal Group: Subsidiary

45.	We have clarified throughout the registration statement that the mine is leased for 50 years.

46.	We have revised the disclosure of Mr. Ding's acquisition interest in Heat Power and the related transactions as follows:

Heat Power:

In September 2003, our President and majority shareholder, Mr. Ding, acquired a 70% interest in Heat Power. The remaining 30% was acquired by ZhiYong Guo. The 70% interest was acquired through a contribution of property which is used by Heat Power in its operations. The property was capitalized at its appraised value of in the amount Mr. Ding paid for the assets he contributed. In February, 2004 the Mr. Ding transferred this equity interest to Coal Group.

In March 2004, Coal Group sold 15% of its interest to Hangzhou DaYuan Group Co. Ltd. In August of 2004, a further 4% interest was sold to Xinghe County Haifu Coal Transportation and Sale Co. Ltd; leaving 51% to be owned by Coal Group. The price for each of these transactions was proportionately equal to the total of the appraised value of the property contributed by Mr. Ding for the 70% equity interest in Heat Power. In the case of each of these sales, the proceeds were loaned to Heat Power. As a result the Share Exchange Agreement, Coal Group and the Company together now own 100% of the outstanding capital stock of Heat Power.

Coal Group:

When Coal Group was founded, Mr. Ding owned 40%, YanHua Li owned 26.67% and Yi Ding owned 33.33%. The ownership structure changed in December 2003 whereby Mr. Ding owned 50%, YanHua Li owned 14.67% and Yi Ding ownership remained unchanged at 33.33%. There was no consideration exchanged and this was a non arms length transaction as Mr. Ding is the spouse of Ms. Li and Yi Ding is their son. There was no agreement signed as result of these transactions.

47.	The investment in LiTai is as follows:

Coal Group also has a 20% investment in Inner Mongolia LiTai Coking Co. Ltd. (“LiTai”). LiTai is one of our principal customers, however, we do not view this concentration as a significant risk. We do not exert control over LiTai. The investment was initially made on September 18, 2002 where we acquired 15% ownership of LiTai and on April 18, 2004 Coal Group acquired a further 5%. The total investment was for $241,624. The investment was made to fund LiTai’s working capital needs. Please refer to Exhibit 10.19(a) regarding the 15% investment and Exhibit 10.19(b) regarding the 5% investment.

Heat Power: Subsidiary

48.	The terms of the license agreement, including the penalty provisions and reasons for changes in design and the reasons for the delay in providing heating requirements has been revised as follows:

The delay was as a result of changes made in improvements to the design plan and harsh weather conditions making it difficult for construction to progress as scheduled. Harsh weather conditions do not make ideal conditions for testing and debugging of equipment. During winter months, temperatures are well below freezing points and because of the water content in the boilers, are not operated at ideal conditions, rending test results to be distorted. Testing under ideal conditions is necessary to determine levels of operational efficiency to be maintained under both ideal and non ideal conditions as a set standard.

Penalties will not be enforced by the Zhunger County Government. The license also does not stipulate penalty provisions.

49.	There was an error and Exhibit 10.3 should read 10.7 regarding the purchase contract for the mine.

50.	The extent of completion of the projects, costs incurred to date, funds needed for their completion and disclose the planned sources of funding for these projects are as follows:

XueJiaWan Expansion was completed December 2005. The expansion will allow for supply of not only heating but also electricity requirements as well. Heat Power anticipates providing heating and electricity needs to users in this area by May of 2006.

Through January 2006, the total cost of the expansion amounted to $ 15,772,500 funded through shareholder loans and cash flow generated.

51.	We have elaborated the discussion on supply of electricity through our license agreement.

52.	We have deleted this section as the DaLu project was not approved by the government.

Description of Business Coal Group

53.	We have included Industry Guide 7 reserve definitions and information relating to the risks associated with each category of reserves.

54.	The reserves in the Laiyegou Coal Mine are as follows as of March 2005 in 10's of thousands:

Proven reserves	2,116
Probable reserves	493
Total reserve	2,609

Reserve consumed	695
Undeveloped reserves	493
Reserve currently developing *	1,421
Total	2,609

*These reserves will be developed during our expansion of Laiyegou.

55.	We confirm that reserves mentioned in question #54 does not include coal reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions "on mining in the above mentioned areas.

56.	With the exception of reserves currently developing, all other reserves have been assigned to existing facilities and determined for sorting or for packaging of mixed coal. Coal is steam and non metallurgical and owned by Coal Group through right of land and use by 50 year lease granted by the Government. This is the only type of ownership permitted in the PRC.

The BTU per pound is 27,166. (Short for British thermal unit. One Btu is equal to the amount of heat required to raise the temperature of one pound of liquid water by 1 degree Fahrenheit at its maximum density, which occurs at a temperature of 39.1 degrees Fahrenheit. One Btu is equal to approximately 251.9 calories or 1055 joules.)

Coal produced from LaiYeGou does not undergo any washing or any other preparation prior to sale to customers as its raw form is satisfactory in meeting the needs and requirements of its customers. As a result, LaiYeGou does not have wash plant facilities nor it is necessary to account for dilution of its products. The saleable product for estimated coal reserves is 75% (recovery rate).

The sulphur content is 0.5 pounds per million BTU and deemed to be compliance coal as non compliance coal emits greater than 3.0 pounds of sulphur dioxide per million BTU when burned.

57.	We confirm that Btu values are reported on an "as received" basis.

58.	The following are annual production per ton and weighted average prices received in the past three years:

Year	Annual Production	Weighted Average Price
2003	235,321	10.46
2004	506,913	10.46
2005	535,393	23.87

59.	Please refer to answer included in #53.

Coal Group Markets

60.	We have included size, price and specification required for each type of coal.

61.	We have discussed the terms of the sales contracts in greater detail and attached new contracts signed. Our current agreement with LiTai is effective
March 18, 2006 whereby 70,000 tons of coal with a minimum heating capacity of 5,800 Kcal is to be supplied for a period of one year for consideration of approximately $ 1,207,500. LiTai shall be responsible for the transportation of the coal from Laiyegou.

Coal Group currently does not have a contract with Zhejiang Fuxing Electric and Fuel Co., Ltd as the Government is pending maximum level of price to be charged to power generation facilities. The purpose of this regulation is to ensure power generation facilities obtain reasonable cost for raw material. Coal Group currently supplies Zhejiang Fuxing Electric and Fuel Co., Ltd at prices in its previously signed contract which has subsequently expired. Coal Group arrange for a contract to be signed once maximum price levels have been determined by the Government.

62.	The following is the process by which Coal Group is awarded contracts:

The China Coal Industry Association had its meeting on Jan 5, 2005 at Qinhuadao City. Coal Group was classified as one of the top 20 largest coal producers and, as a result, will be awarded with contracts to service various regions. The China Coal Industry Association had its meeting on Jan 5, 2005 at Qinhuadao City. The attendees included National Planning and Reforming Committee, Railway Ministry Communication

Ministry, National Electric Power Corporation, Coal Industry Association, and the Provincial Planning and Reforming Committee.

Coal Group obtains its contracts by maintaining its current levels of production. It is classified as a mid scale coal mine by the China Coal Industry
Association. Production of less than 300 thousand tons are classified as small scale mines, 300 thousand to 900 thousand classified as mid size scale mines and 900 thousand and above classified as large scale mines. There are currently no other requirements to be awarded such contracts. The level of production required per year for segregation of large, mid or small scale mine is determined upon review of previous data of production of coal and projected requirements with the consideration of growth in various areas.

As new rural areas are developed, there will the need to supply heating and electricity to new users and thus the requirement of raw coal material.
With the increase in demand, the government will award contracts to service these areas as needed.

LaiYeGou being a mid scale mine grants Coal Group contracts not only to supply its products but also the guarantee of transportation routes.
Government granted transportation routes are far more reliable and cost effective compared to the hire of 3rd party contractors to deliver products.

63.	Please refer to Exhibit 99.11 regarding LaiYeGou coal mine construction time table and monthly cost.

Heat Power

64.	We have clarified that we only provide heating requirements and stated the seasonal variability of the operations.

65.	We confirm the plants are owned and operated by Heat Power.
66.	powdered coal is supplied to the heating plants by our supplier via truck.
67.	Government Environmental Protection Standards consists of the following categories:

1.	Environmental standard:

	a.	Standard for atmosphere quality (GB3095-1996).

	b.	Standard for groundwater quality (GB14848-93).

	c.	Standard for noise levels within city (GB3096-93).

2.	Contaminant discharge standard:

	a.	Standard for atmosphere contaminant (GB13223-2003).

	b.	Standard for discharge of swage (GB8978-1996).

	c.	Standard for noise levels within factory boundary (GB12348-90).

	d.	Standard for atmosphere contaminant (GB16297-1996).

	e.	Control standard for storage of industrial rejected material and ash field pollution

(GB18599-2001).

Please refer to Exhibit 99.12 for more detail.

Expansion Project No. 1 Xuejiawan and Expansion Project No. 2 Dalu Village

68.	Please refer to Exhibit 99.13 for a listing of Heat Power assets. As the project is completed, a payment schedule was not prepared. EXPAND RE: describe the government efforts to monitor and control the economic growth and the approvals the company is required to obtain or laws the company is required to obey in order to continue with the expansion plans.

69.	The following is a comparison of new and existing facilities:

The following is a comparison of new and existing facilities:

	Existing Plant			New Plant

Heating capacity (mega joules)	736,000			110,400,000
Electricity generation (megawatts)	None			144,000
Coal requirements (tons)	50,000			180,000*
Coal price paid (per ton)	$ 10			$ 22.50
Heating service charge (per square foot)	1.	Residential:	$0.10	1. Residential: $ 0.14 **
	2.	Commerce:	$0.15	2. Commerce:
	3.	Office:	$0.13	$ 0.26**
				3. Office:
				$ 0.24**
Electricity charge	Not applicable			***

* Heat Power is guaranteed this supply through its contract with Guanbanwusu Coal mine. See Exhibit 10.7.

** Please refer to Exhibit 99.14 for Heating Price Standard as determined by XueJiaWan Town Zhunger County.

*** The price charged to Inner Mongolia Electric Power Co., Ltd for providing electricity is not determined at this time. Heat Power will sign an agreement upon operation of its newly constructed facilities in May 2006.

70.	Please refer to table above.

71.	We have described the VAT exemption in greater detail in the table listed under “Taxation Rates”.

Heat Power Markets

72.	To obtain these monopolies, Heat Power must demonstrate that it can meet the following requirements:

1)	Reputation and operating history of the company

The company shall have a good reputation record, including never having been involved in illegal operations or default on payment of taxes.

2)	Production capability requirements

No operating history is requested, but the company shall have the capability to manage the heat supply station and enlarge its production capacity if needed. The Government does not specify production capabilities, only that heat supply stations are operational.

3)	Reputation of directors and officers

The Company's directors, supervisor or top management must obey "China Company Act" and the "Controlled Regulation of Artificial Person Registration".

The following is an excerpt from China Company Act relating to conduct of directors and officers:

"Item 147. If there is one of the following cases, person cannot be acted as director, or supervisor or official

	a.	one without capacity for civil affair action, or capacity for civil affair action is limited;

	b.	within 5 years after enforcing period of penalty which is incurred by peculation, bribery, conversion of property, embezzlement of property, or destruction of economic rules in social market; or within 5 years after enforcing period of deprival of political right incurred by crime;

	c.	one who holds the position of director, or factory director, or manager in company or enterprise with bankrupt liquidation, who bears personal responsibility to bankrupt of this company, within 3 years after completion of bankrupt liquidation;

	d.	one who holds the position of artificial person in company which is withdrawn business license and ordered to close resulted from breach of law, who also bears personal responsibility to this company, within 3 years after withdrawal of business license; One who owns large debts and does not pay on due time.

Company violates stipulation in preceding clause to elect or appoint director, supervisor or employ officials, this election or appointment is ineffective.

If there is one of case stipulated in clause 1 of this item occurred during term of office, company should relieve of his or her position."

As per the above, Heat Power and its management meet these requirements. Contracts are awarded through government appointment through evaluating these criteria in submission of contract bids. In addition, these contracts must specify prices charged which may be capped for a certain period as determined and approved by the local price control committee. Competition in obtaining monopolies is largely mitigated by a good review of operating history by the
               Government as to the knowledge of management, there are few entities of which have the ability to maintain production and expansion capabilities and have a good operating history.

               The monopoly is granted for an undetermined period of time given that production capabilities and prices are maintained. So as long as heat is supplied to the specified area, there are no termination provisions.

Outlook on future demand for coal

73.	Diesel is an alternative competing factor to coal however it is generally not used as most energy generation plants and users are only equipped to receive coal as a raw material. The use of diesel is also not cost effective as it is 4 times in price compared to coal products; however, diesel has a higher energy rate per ton compared to coal.

74.	Regarding our transportation challenges, For Coal Group's situation, methods of circumventing transportation challenges are to receive contracts granted by the Government whereby transportation is guaranteed from Laiyegou coal mine to final destination. Where contracts which are privately arranged, transportation is arranged through hire of 3rd party transporters or by customers. In some instances, coal is purchased by 3rd parties close in proximity to train stations where transportation to customer's destinations is more efficiently arranged for. However, transportation to destinations is limited to where routes are in place.

For Heat Power¡¯s situation, transportation from Nuanshuigou to its plants are provided by Nuanshuigou.

75.	Heat Power did not retain Nuanshuigou for its coal supply and subsequently obtained supply from another supplier; Guanbanwusu coal mine.

Please refer to Exhibit 10.7. The agreement is effective January 10, 2006 whereby Guanbanwusu will supply 180,000 tons of coal per year and a minimum of 15,000 tons per month for total consideration of approximately $ 4,050,000. The coal shall have a minimum heating capacity of 4,600 Kcal or reduction of price per ton is implemented. Nuanshuigou is responsible for transporting coal to the plants.

76.	Heating requirements are supplied throughout the Xuejiawan area through underground pipelines. Existing pipelines are used and in new areas expanded, the Government has constructed new networks for this area.

Competition

77.	Competition in obtaining monopolies is largely mitigated by a good review of operating history by the Government as to the knowledge of management, there are few entities of which have the ability to maintain production and expansion capabilities and have a good operating history.

                The monopoly is granted for an undetermined period of time given that production capabilities and prices are maintained. So as long as heat is supplied to the specified area, there are no termination provisions.

Availability of Raw Materials

78.	Coal Group's limited supply and manufacturing constraints are as follows:

As a result of limited supply whereby production of approximately 500,000 tons of coal produced internally were not sufficient to meet supply, we were also subject to manufacturing constraints whereby our methods of production and overall management were not as efficient as desired levels. Coal Group previously obtained approximately 300,000 tons of powdered coal from outside parties in order to meet the demand from heat power industries. However, Coal Group has recently reduced supply to non- contracted sales, such as to retail customers, in order to ensure that contracted customers are supplied with their specified amounts as agreed upon. To date, Coal Group has been able to meet such needs which reduce uncertainties surrounding whether short supply can be filled by outside parties. Also, our methods of production were reviewed and improved upon where mine operations are running closer to optimum levels.

Compliance with Environmental Safety Laws

79.	The cost of violation of environmental laws is as follows:

The potential liability for violation of environmental standards consists of loss of our business licenses causing irreparable damage to our reputation and payment of penalties which range depending on the nature of the violation and history of previous violations made. There is currently no fixed amount set by the Government and penalties are determined on a case by case basis. In addition, the project which we undertake will be ceased until compliance with environmental standards is adhered to.

Management's Discussion and Analysis or Plan of Operation Critical Accounting Estimates

80.	Please refer to table discussing our accounting estimates.

Managements' Discussion and Analysis of Financial Condition and Results of Operation

81.	Coal Group currently has phased out its broker business activities and such activities are less than 5% of revenues and therefore viewed as insignificant.

82.	The extent our revenues and costs are set by government regulation are as follows:

Coal Group:

           Coal Group revenues are set by Government regulation in terms of pricing its coal at a minimum amount per ton. Coal Group selling price per ton has consistently been above this minimum set standard.

Heat Power:

           Revenues generated are set by Government regulation as the price charged is approved by the Government and reviewed from time to time as market conditions change. Also, the cost of raw materials; coal, is also regulated the Government as the price point which we obtain from suppliers is controlled as the Government ensures that such prices are affordable for utility companies. The incentive for the supplier to supply at such prices are that transportation routes are guaranteed and arranged for by the Government, thereby saving transportation costs on part of the supplier. Such savings are outweighed in the reduction in selling price for the supplier.

83.	Some of above noted points are no longer applicable. Please see revised discussion.

November 30, 2004 vs. November 30, 2003

84.	We have revised our disclosure to identify business reasons for the changes in revenue between periods and reasons for the changes between periods in the non-operating income, non-operating expense and provision for income taxes line items.

85.	Financial statements of November 30, 2005 and 2004 have been included as the most current reporting period.

Performance Indicators

86.	We have included such measures under one heading of "Financial measures".

Liquidity and Capital Resources

87.	We have updated our discussion to include November 30, 2005 and 2004 fiscal year ends.

88.	The Dalu Project has been ceased and the $50 million is no longer required.

Coal Group

89.	Listing of equipment and use is attached in Exhibit 99.15.

90.	LaiYeGou is an underground operation and was stated as a surface operation in error. We have revised throughout the registration statement.

Net Cash Provided (Consumed) by Operating Activities

91.	We have revised the discussion to reflect results of the November 30, 2005 and 2004 fiscal year.

92.	We have revised the discussion to reflect results of the November 30, 2005 and 2004 fiscal year.

Investing Activities

93. We have updated our disclosure on our ownership of Heat Power.

Material Commitments

94.	We do not have any material commitments for capital expenditures as our expansion plans for construction of the thermoelectric plans of Heat Power have been completed as of December 2005, funded solely through shareholder loans. Our expansion plans for the Laiyegou mine of Coal Group are in its planning stages and are have not currently committed to or have signed any agreements which require capital commitments. We have title to all our capital assets consisting of production equipment, automobiles, and office equipment.

Description of Property

95.	We have revised our disclosure regarding our relationship with the XiangRong Restaurant. Please refer to Exhibit 10.18.

Certain Relationships and Related Transactions

96.	Mr. Khean is not a promoter and was retained by the Company to incorporate a Nevada company and to assist in facilitating SEC filings, translation of documents and edgarizing services. Mr. Khean is compensated on a retainer (prepaid) basis prior to work commencing. The Company does not have a formal agreement with Mr. Khean.

97.	The determination of the amount of the property contribution was under the agreement of the shareholders.

98.	We have revised our disclosure to include amounts loan to us by shareholders.

99.	To date, we have not entered into any transactions with promoters. Transactions involving our directors, officers, principle shareholders consist of Mr. Ding providing shareholder loans to fund our thermoelectric plant expansion and working capital needs. There is no formal agreement with Mr. Ding. Interest on shareholder loans are imputed at 6.13%.

Executive Compensation

100. The table has been revised to include annual salary for officers. Financial Statements

101.	We have included financial statements of November 30, 2005 and 2004.

102.	We have revised discussion of November 30, 2005 to reflect those comments directed to the November 20, 2004 period.

103.	The footnotes have been renumbered as requested.

For the Years Ended November 20, 2004 and November 30, 2003

Consolidated Balance Sheet

104.	We have added a footnote to provide the requested information.

105.	We have added a footnote to provide the requested information.

106.	We have added a footnote to provide the requested information.

107.	We have added a footnote to provide the requested information.

108.	The other payable account is composed of the following:

Amount due labor union, *	$3,494
Education fund (available for use by employees *	4,013
Amount due to government for administrative charges	7,518
Employee advances	11,103
Shareholder advances	5,706
Fund for acquisition of mine safety equipment*	183,557
Fund for mine maintenance*	296,197
Amounts due to employees for work permits	11,323
Other advances	8,029
---------------
Total payables	$536,558

* Mandated by law

Consolidated Statement of Operations

109.	The gain on disposal of fixed assets is classified as non operating expense.

110.	Interest on shareholder loans was capitalized as part of the cost of constructing the thermoelectric plant. Thus, there was no provision on the statement of operations for interest expense.

Consolidated Statements of Changes in Stockholders' Equity 111. The points made in this comment we responded to as follows: First Bullet Point:

Portions of note 1, which describes the reverse acquisition, have been adjusted to make clear that the historical financial statements are those of Coal Group.

Second Bullet Point:

The outstanding shares and average shares outstanding have been calculated as described in this bullet point.

Third Bullet Point:

We believe that the accounting for the reverse acquisition and the acquisition of the 49% interest in Heat Power were accounted for as specified in this comment.

Fourth Bullet Point:

We believe the accounting that has been applied conforms with this comment.

112.	There were 6,507,126 shares issued to the 49% minority shareholders of Heat Power, and 38,492,874 shares issued to the shareholders of Coal Group.

113.	Note 1 has been revised to provide the requested information.

114.	The sales of equity interests in Heat Power (totaling 19%) which occurred during 2004 were sold at prices proportionately equal to the cost that the company had paid for its equity interest in Heat Power. Therefore, there was no profit or loss realized on the transactions.

115.	We do not believe a statement of comprehensive income is appropriate. The Chinese currency (RMB) was pegged to the USD until July 2005. Therefore, there were no gains or losses on currency transactions or on fluctuations in currency, and there were no other transactions which would be appropriate for a statement of comprehensive income.

Consolidated Statement of Cash Flows

116.	We have revised the statement of cash flows as requested.

117.	As mentioned in response to a previous comment, the currency of China (the RMB) was until July 2005 pegged to the US dollar. Therefore there were no exchange rate effects.

118.	The depreciation expenses noted in this comment (69,778 in 2004 and 97,873 in 2003) were the amounts charged to selling and general and administrative expenses.

The remaining amounts were charged to cost of goods sold. The amounts presented on the statement of cash flows include depreciation of the Heat Power facility which was brought on line at the end of 2003.

Note 1 – Organization and Business Organization of the Company

119.	We have revised note 1 to the financial statements to accommodate the points made in your comment.

120.	We have revised our references to "the Company" to make the corrections requested.

121.	There were no transaction costs associated with the acquisition between China Energy and Coal Group. All of the work was done by the shareholders themselves, without cost.

122.	Note 1 has been revised to add the information requested in this comment.

Note 2 – Summary of Significant Accounting Policies

General

123.	We have provided the requested information by adding to note 10. Except for inbound freight, we do not incur the categories of expenses mentioned in this comment.

124.	The requested information has been provided in note 2 to the financial statements.

125.	The requested information has been provided in note 2 to the financial statements.

Fixed Assets

126.	We have revised note 2 and added detail to the fixed asset section of the balance sheet to provide the requested information.

Related Party Transactions

127.	We believe the information requested in this comment has been provided in our answer to comment # 114.

128.	We have made the requested correction.

Income Taxes 129. We have added the requested disclosure in note 2. For the Periods Ended May 31, 2005 and May 31, 2004 Consolidated Balance Sheet

130.	We agree that accrued liabilities should have been separately stated on the May 31, 2005 balance sheet. These have been properly classified on the balance sheet of November 30, 2005 and will be so classified on future balance sheets.

Consolidated Statements of Operations and Deficit

131.	We described in response to comment #115 the reason there were no foreign exchange adjustments for this company prior to July 2005.

Consolidated Statement of Cash Flows

132.	We have made the requested revision.

133.	There no longer are minority interests. We have excluded this item from the November 30, 2005 financial statements and will exclude it from future filings.

134.	We have made the requested change.

135.	We have made the requested correction and will make the proper presentation in future filings. The November cash flow statements are properly presented.

Recent Sales of Unregistered Securities

136. We confirm that there were no promoters involved in the share exchange agreement.

Signatures

137. We have added the signature of the Principal Accounting Officer.

Exhibits

138.	The consent letter from the Inner Mongolia Coal Field Geology Bureau is attached in Exhibit 99.17.

139.	Exhibits attached have been now signed by all parties.

Exhibit 5.1

140.	We confirm that counsel is not a member of the Nevada State Bar.

141.	We have revised the penultimate paragraph and change the term Issued Shares to Registered Shares and deleted language referring to Wan - ant Shares since the company is not issuing warrants or shares.

If you have any questions, please contact our US filing agent at (604) 697-8899. Thank you.

Yours truly,

China Energy Corporation

/s/ "WenXiang Ding"

WenXiang Ding,

President